Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a report posted to CP’s website on December 15, 2015:

Release: December 15, 2015

Canadian Pacific’s response to Norfolk Southern’s white paper

Calgary, AB – Canadian Pacific (TSX:CP)(NYSE:CP) today responded to Norfolk Southern’s December 7, 2015 white paper. The full text of CP’s white paper is below.

On December 7, 2015, the Norfolk Southern Corporation (“NS”) posted to its website a “white paper” authored by Chip Nottingham and Frank Mulvey, two former Surface Transportation Board (“STB”) members retained by NS. In the white paper, Mulvey and Nottingham explain why they think a CP+NS merger and related voting trust would have difficulty gaining regulatory approval. It is important to note that neither Mulvey nor Nottingham participated in the review of a “major” merger transaction while at the STB and did not consult with CP to ascertain the details of what CP is proposing or might propose before publishing their white paper. In fact, Nottingham and Mulvey assumed for the purpose of their analysis that NS would be put in trust when in fact CP intends for CP to be in trust rather than NS. Their white paper was published before CP delivered its detailed presentation describing the key features of the proposed merger and related voting trust including our proposal to put CP in trust. As such, their white paper is based largely on inaccurate assumptions, rumor, speculation, and conclusions that are unsupported by fact or by law.

We would not presume to predict the conclusion of the current STB. We are, however, confident that the STB will not prejudge the transaction, and that whatever voting trust structure and merger application is ultimately presented to the STB for regulatory approval will be considered fairly and impartially by the current STB, with the benefit of a full record and under the proper legal standards.1

Mulvey and Nottingham make four primary assertions: [1] that a voting trust cannot be used as proposed; [2] that the STB would not approve a voting trust or a CP+NS merger application due to its concerns that it will trigger other mergers; [3] that the STB would not approve a CP+NS merger application under its public interest standard; and [4] that, if it approved such a transaction, it would be subject to “onerous” conditions. We explain below why their conclusions are wrong.

In preparing this response, we have been advised by Stinson Leonard Street, LLP, which is nationally recognized for its rail regulatory practice. The firm supports the analyses and conclusions set forth below.

[1]	49 U.S.C. §10101(2)(“In regulating the railroad industry, it is the policy of the United States Government— * * *(2) . . . to require fair and expeditious regulatory decisions when regulation is required”).

1. Use of a voting trust to protect and enhance the value of NS pending regulatory approval is lawful and in the public interest

Voting trusts have long been held to be an effective and lawful means of insulating a carrier from unlawful control pending regulatory approval.2 They have and continue to be a common feature of rail transactions.3 Such trusts are crucial to the proper functioning of the market, and can provide other important public benefits. As may be the case here, use of a voting trust can be the determinative factor in whether a transaction occurs as it enables the target carrier’s stockholders to receive consideration prior to regulatory approval and substantially reduces the target carrier’s exposure to regulatory risk.4 Thus, denial of the use of a voting trust would interfere with the market place, restricting stockholder’s ability to realize the full value of their investment. Such intrusive regulatory action would represent a marked departure from STB precedent and policy, and would be inconsistent with its statutory mandate.5

The law and regulations governing use of voting trusts have not changed

Importantly, and contrary to Mulvey and Nottingham’s assertions that “voting trust regulations have become far more stringent,” the STB has not changed, much less made more restrictive, the governing principles for evaluating voting trusts. Rather than adopting comprehensive mandatory regulations, the STB opted to maintain its limited guidelines related to independence and irrevocability6 as the minimal regulatory approach needed to prevent abuse consistent with the principal statutory objectives of maximizing competition and minimizing the need for federal regulatory control over the rail transportation system.7

While the 2001 new merger rules impose a procedural requirement that applicants in a “major” transaction seek pre-approval for the use of a trust, they do not overturn the long-standing practice of determining whether the public benefits of using a trust outweigh the risk of improper usage of voting trusts.8 If anything, the pre- approval procedure reduces the risk that trusts will be used improperly because the STB can make adjustments if and as needed, prior to implementation.9

[2]	See, e.g., Water Transport Ass’n v. ICC, 715 F.2d 581, 582 (D.C. Cir. 1983)(noting that the “ICC has long permitted carriers” to use independent voting trusts in merger situations “because the acquiring carrier does not ‘control’ the acquired carrier”).
[3]	E.g., Genesee & Wyoming Inc.—Control—Railamerica, Inc. Decision No. 5, STB Finance Docket No. 35654 (served Dec. 20, 2012); Canadian Pacific Ry. Co.—Control—Dakota, Minn. & E. RR Corp., Decision No. 11, STB Finance Docket No. 35081 (served Sept. 29, 2008).
[4]	E.g., Water Transport Ass’n, 715 F.2d at 786 (noting voting trusts are “common acquisition device” that if disallowed “would force railroads to use less desirable alternative means if they could, and foreclose acquisition entirely if it could not be made by purchase contract”).
[5]	See 49 U.S.C. §§ 10101(1) and (2)(“(1) to allow, to the maximum extent possible, competition and the demand for services to establish reasonable rates for transportation by rail; (2) to minimize the need for Federal regulatory control over the rail transportation system”).
[6]	49 CFR §§ 1013.1 and 1013.2.
[7]	See generally Voting Trust Rules, 44 Fed. Reg. 59908, 59909/1 (ICC Oct. 17, 1979) (“Instead of comprehensive mandatory regulations, we are adopting guidelines governing the provisions of voting trust agreements which concern the independence of the trustee and the irrevocability of the trust. The guidelines are intended to inform the public of the provisions which should be included in a voting trust agreement to insure that it is not used to obtain unauthorized control of a regulated carrier.”).
[8]	See Gilbertville Trucking Co. v. United States, 371 U.S. 115, 128 (1962) (noting that even where a statutory control violation exists, merger may be approved “upon consideration of all the facts, [if] it clearly appears that the public interest will be best served by such approval”) (citations omitted); see also Voting Trust Rules, 44 Fed. Reg. at 59909/1 (“the Commission has granted approval of the application in spite of violations involving improper usage of voting trust because the benefits to the public were found to outweigh the harm resulting from the violations”) (citations omitted).
[9]	Ill. Cent. Corp.—Common Control—Ill. Cent. Railroad Co. & the Kansas City S. Ry. Co., STB Finance Docket No. 32556 (served Oct. 21, 1994) (seeking comments on proposed voting trust and possible conditions).

The STB should rule expeditiously on the use of a voting trust

The STB’s rules provide for decision on use of a voting trust after a “brief” notice and comment period. Precedent suggests that the Board would act expeditiously and rule on a voting trust petition within two or three months of a petition.10

Management changes do not constitute unlawful control

Contrary to what Mulvey and Nottingham assumed, CP contemplates that the CP operating entities would be placed in a voting trust. Mr. Harrison would sever ties with CP and be hired as CEO at NS. Pending regulatory approval, CP and NS would continue to operate as independent carriers. Neither Mr. Harrison nor the CP holding company would exercise any control over the carrier in trust. At NS, Mr. Harrison would follow the same roadmap used at Illinois Central (“IC”), Canadian National (“CN”), and CP to dramatically improve operating efficiencies and service, making NS more competitive and increasing its value.

In prior precedent, the ICC (the STB’s predecessor) allowed management changes between the trust and non-trust companies, explaining that such changes between carriers would not be subject to regulatory approval in the ordinary course of business, and that restricting such changes would be inconsistent with its minimalist regulatory approach. When concerns have been raised about independence, the ICC has exercised its conditioning authority and relied on its oversight ability to address concerns and to ensure compliance, rejecting intrusive regulatory interference with personnel decisions.11

Management changes are consistent with the public interest

A properly established voting trust has long been recognized as a permissible means of changing management so that the public can obtain the benefits of more efficient operations.12 The highly-successful CN-IC merger in which Mr. Harrison moved from the carrier that was put in trust (IC) to the non-trust carrier (CN) is a highly relevant example of how the STB has permitted management change during the merger approval period.13

Contrary to the claim that “the public interest standard is completely new,” and thus allegedly uncertain, the new regulations follow, as they must, the same public interest standard set by the statute that has been used for decades.14 The public interest standard is met by a showing that the public will gain sufficient benefits from the arrangement to warrant its approval.15

[10]	E.g., id. (establishing a 35-day briefing schedule regarding the proposed voting trust structure).
[11]	See Santa Fe Southern Pacific Corporation-Control-Southern Pacific Transportation Co.: Merger-The Atchison, Topeka And Santa Fe Railway Company And Southern Pacific Transportation Company, 1983 ICC LEXIS 70 (Dec. 22, 1983) (noting that “under normal circumstances” the ICC “would be powerless to prevent” movement of managers, but conditioning managers’ move to prevent use of information to obtain a competitive advantage or to participate in management decisions affecting the competitive relationship).
[12]	E.g., Eastern Freight Ways, Inc. – Investigation of Control – Associated Transport, Inc., 122 MCC 143, 153 (1975) (noting that “allow[ing] large publicly held carriers to be bought out through the use of properly established independent voting trusts . . . [means that] ineffectual management can be removed, and adequate transportation can be assured to the public”).
[13]	See Canadian Nat’l Ry. Co.—Control—Ill. Cent. Ry. Co., 4 STB 122 (1999) (“CN-IC Decision”).
[14]	Major Rail Consolidation Procedures, STB Ex Parte No. 582 (Sub-No. 1), at 13 (served June 11, 2001) (“Merger Rules Decision”) (“we retain in general the traditional balancing test that has always governed our determination of whether mergers are consistent with the public interest”); e.g., Penn-Central Merger and N & W Inclusion Cases, 389 U.S. 486, 499 (1968); Missouri-Kansas-Texas R. Co. v. United States, 632 F.2d 392, 395 (5th Cir. 1980), cert. denied, 451 U.S. 1017 (1981) (“[t]he Act’s single and essential standard of approval is that the [Board] find the [transaction] to be ‘consistent with the public interest’”) (citation omitted).
[15]	See, e.g., Gilbertville Trucking Co., 371 U.S. 115, 127 (1962); Lamoille Valley R. Co. v. ICC, 711 F.2d 295, 330 (D.C. Cir. 1983) (independent control “is simply a factor in the Commission’s overall decision whether a merger is in the public interest”) (citation omitted). CN-IC Decision, 4 STB at 139 (“In determining the public interest, we balance the benefits of the merger against any harm to competition, essential service(s), labor, and the environment that cannot be mitigated with conditions”).

In applying the public interest standard, the Board’s primary concern is with the risk of financial harm in the event regulatory authority is denied and the carrier must be disgorged.16 We are confident of our ability to demonstrate that the risk of financial harm is low. CP is already running extremely well having achieved enormous operating improvements under Mr. Harrison and Mr. Creel’s leadership. In our proposed transaction, Mr. Harrison would leave CP approximately one year earlier than contemplated in his employment contract, making a clean break with CP, to run NS. Other than Mr. Harrison, CP’s management team would remain intact and is expected to continue to make substantial progress under Mr. Creel and the leadership team while it is held in trust for likely less than 18 months. Under Mr. Harrison’s management, we expect that NS’s operations will materially improve. Rather than cause financial harm, we believe that the use of a trust for CP and the transfer of Mr. Harrison to become CEO of NS will vastly improve the operations and value of both railroads.17

2. Hypothetical downstream merger effects are not a basis for rejecting a merger that is in the public interest

The STB has a long-standing rule of considering only the application actually before it. Although the new merger rules now require applicants to discuss potential impacts of future hypothetical mergers in anticipation of a final round of consolidation, the stated purpose is to help the STB “initiate a commentary” that would allow the Board “to develop a consistent set of principles for analyzing all of the applications that could be brought to us in such a final round of mergers.”18

[16]	Merger Rules Decision, at 29. In the event that the trust carrier must be disgorged, the STB would allow as much time as necessary to ensure an orderly divestiture process. Two years is common, but the STB would allow longer if necessary. See, e.g., Santa Fe S. Pacific Corp.-Control-S. Pacific Transp. Co., 2 I.C.C. 2d 709, 835-36 (July 30, 1987) (SFSP’s “offer to sell SPT within two years (as stated in the Voting Trust Agreement) does not override the public interest. SFSP may of course sell the ATSF instead, or it may take longer than two years to sell SPT, if it becomes necessary”).
[17]	See Eastern Freight Ways, Inc., 122 MCC at 157-58 (“Eastern has been a successful, well-financed carrier which has in the past taken over failing carriers and made them profitable. . . . It now certainly appears capable, especially based on its past successes, of making the Associated operations profitable again while giving improved service to the public. The operating rights of the two carriers are compatible and will allow more beneficial service to the public by use of a combined and coordinated Eastern-Associated system able to serve most of the Northeast, and permit operations with greater economies to the carriers involved”).
[18]	Merger Rules Decision at 44.

Mulvey and Nottingham do not explain why it would be reasonable, or lawful, for the STB to deny a merger that is in the public interest just because other carriers might propose mergers that are not in the public interest. We are confident the STB would not do so. The STB may, of course, deny subsequent merger proposals if and when any such mergers are proposed if they are not in the public interest.

Further, the STB has a statutory obligation to consider whether a merger application is in the public interest, and to do so based on a full record and in accordance with their own rules and procedures.19 Mulvey and Nottingham speculate that the current STB would reject a proposed voting trust in a bid to deter any future Class I mergers. In other words, the STB would make a determination that no Class I merger is in the public interest, and would do so prior to the filing of a primary application and before considering any evidence. Such action would be a clear abrogation of the STB’s legal obligations. Moreover, the Merger Rules Decision adopts no presumptions or bias against future Class I mergers and was not pre-judging the merits of any future merger proposals.20

Significantly, as reflected in the table below, a CP+NS merger does not create a dominant carrier that would necessitate a reflexive merger in response. Rather, CP+NS would be better able to compete with the other large carriers. In this way, the merger adds competitive balance to the industry, making the industry more competitive as a whole. It also improves capacity around Chicago, alleviating a key source of pressure on other carriers to merge.

Comparison of Class I Carriers21

2014	UP	BNSF	CP+NS	CSX	CN
Revenue (MM)	$23,988	$23,239	$17,624	$12,699	$11,031
Route Miles	31,974	32,754	33,759	20,769	20,000
Employees	47,201	48,000	44,035	31,500	24,635
RTMs (MM)	549,629	711,321	355,967	246,237	232,138
GTMs (MM)	1,014,905	1,326,098	694,299	482,729	448,765

[19]	49 U.S.C. §10101(2) (“In regulating the railroad industry, it is the policy of the United States Government— * * *(2) . . . to require fair and expeditious regulatory decisions when regulation is required”); 49 U.S.C. § 11324(c) (“The Board shall approve and authorize a transaction under this section when it finds the transaction is consistent with the public interest.”).
[20]	See Merger Rules Decision at 12-13.
[21]	Based on data reported in each carrier’s R-1 Report to the STB and Annual Report.

3. We are confident in our belief that the merger meets the STB’s standard

The “public interest” standard test in the new merger rules balances anti-competitive harm, risk of service disruption and other merger-related harm against the public benefits. Applicants must show that “substantial and demonstrable gains in important public benefits — such as improved service and safety, enhanced competition and greater economic efficiency — outweigh any anticompetitive effects, potential service disruptions, or other merger-related harms.”22 Further, applicants can tip the scale in favor of the public interest by proposing competitive enhancements.23 On its merits, we are confident that a CP+NS merger easily satisfies the STB standard. The proposed innovative competition enhancements assure a balance in the public interest.

No potential competitive harm

Notably, Mulvey and Nottingham identify no anti-competitive harm from this proposed end-to-end merger because there is in fact no such harm. To the extent that any such potential harm is identified, it would be addressed and outweighed by the proposed competitive enhancements.24

Low risk of service disruption

Mulvey and Nottingham’s suggestion that merger-related service disruption is inevitable is not supported by the most relevant precedent – the highly successful CN-IC merger. Mr. Harrison moved to CN from the IC while the IC was in trust. The operational improvements at CN, directed by Mr. Harrison and CN management, were to the substantial benefit of CN and the public during the pendency of the trust and thereafter, and were not contingent on the ultimate regulatory outcome. Those operational changes helped ensure a smooth integration once STB approval was obtained. In fact, the merger was so successful that the STB terminated its five-year oversight period after just two years, noting the lack of service issues.25

Moreover, the STB expressly rejected the suggestion that it has adopted a presumption that merger-related service disruptions are inevitable.26 Further, the STB specifically contemplates that applicants can offset any risk by offering enhanced competition proposals, which CP would do.

No other-merger related harms

Mulvey and Nottingham also reference more nebulous “other merger-related harms.” In an attempt to substantiate this claim, Mulvey and Nottingham focus almost entirely on the possibility that other carriers will seek to merge in response to a CP-NS merger. But as noted above, potential downstream mergers are not part of the STB’s “public interest considerations” and should not be a basis for denying a merger that is in the public interest. We do not believe that there are other merger-related harms.

[22]	49 CFR § 1180.1(c).
[23]	Id.
[24]	See, e.g., Union Pacific Corp.—Control and Merger—S. Pacific Ry. Corp., 1 STB 233, 375 (1996) (“UP-SP Decision”) (“In sum, the merger benefits here outweigh any competitive harms of the transaction, and the public interest requires that we approve it. The conditions we are imposing will effectively mitigate the competitive harms of the merger, while preserving its benefits”).
[25]	Canadian National Railway Company, Grand Trunk Corporation, And Grand Trunk Western Railroad Incorporated — Control — Illinois Central Corporation, Illinois Central Railroad Company, Chicago, Central And Pacific Railroad Company, And Cedar River Railroad Company, STB Finance Docket No. 33556, Decision No. 4 (Dec. 27, 2001) (“Our oversight during the first and second years has revealed no significant problems following implementation of the CN/IC merger. We are therefore concluding our formal oversight process in the CN/IC merger proceeding”).
[26]	See Merger Rules Decision at 13.

Substantial and demonstrable public benefits

On the public benefits side of the equation, Mulvey and Nottingham ignore the many public benefits that the STB has previously found to be important, including more efficient single line service, reduced costs and improved asset utilization, opening new domestic and global markets to customers, reduced fuel consumption, reduced highway congestion, improved environmental impacts and enhanced competition. All of these benefits and more would be demonstrably and substantially present in the CP+NS combination.

Alleviating pressure on Chicago benefits everyone

One important benefit is the impact on Chicago, the most important rail transportation hub in North America. As noted by CP management with extensive railroad operations experience (compared to the two former STB Board members retained by NS who have no such experience), there are material opportunities to reroute CP+NS traffic away from or around Chicago, but that is only part of the picture. A merger opens up opportunities to interchange traffic with other carriers at alternative gateways, as well as streamline traffic that will continue to route through Chicago. These routing changes would free up needed capacity in Chicago and result in a more robust, resilient and competitive rail transportation system.

Improved metrics means delivering superior service at a lower cost

Promoting efficient operations and management are at the core of the public interest, and a central tenant of both national rail policy and the economic principles underlying rail regulation. In fact, the STB’s merger standards expressly identify “greater economic efficiency” as an “important public benefit.”27 Improved metrics, such as increased train speeds, lengths and weight, lower operating costs, and better on time performance, create additional capacity, strengthen the network, and enhance a carrier’s ability to compete and to avoid and recover from future service disruptions in both the short and long terms. Greater economic efficiency strengthens competition by enabling a carrier to offer superior service at a lower cost.

Mr. Harrison has repeatedly demonstrated that greater efficiency can be achieved on a sustained basis and results in a stronger and more competitive carrier. The two highest performing Class I carriers today, CN and CP are proof positive that the changes Mr. Harrison would make at NS would be good for NS, for its customers, and for the industry.

Substantial public benefits can be achieved only through a merger

While a substantial amount of improvements can be made to NS on a stand-alone basis (provided that the right management is in place), a merger would allow for additional material improvements that would demonstrably and substantially benefit the combined CP+NS network as well as the rest of the rail network. They include efficiencies from transcontinental single-line service, greater routing flexibility including the ability to avoid Chicago, and greater interchange flexibility with other carriers.28 Those broader efficiencies can only be achieved in the context of a merger.

[27]	E.g., 49 C.F.R. § 1180.1(c)(1) (“mergers can generate important public benefits such as improved service, more competition, and greater economic efficiency”) (emphasis added).
[28]	See Merger Rules Decision at 18 (noting “other benefits that can be achieved through mergers in terms of creating single-line service and other efficiencies that can improve rail service and lower rail costs and thus make merging railroads more competitive and more responsive to their customers”).

Far from degrading service, CP+NS would be able to offer shippers new and enhanced service products including safe, reliable, efficient single-line service that connects CP+NS customers to domestic and global markets.

Enhanced competition

Standing alone, a CP+NS merger is in the public interest; the proposed competitive enhancements should “assure” it.

Mulvey and Nottingham state incorrectly that CP is proposing “open access” which they say will be operationally disruptive and costly. CP is not proposing “open access.” CP is proposing modified terminal access which would allow another carrier to operate over CP+NS lines to serve a customer if the customer is not receiving adequate service or is being charged an unreasonable rate. CP is also proposing ending the bottleneck pricing approach, allowing customers to obtain a separately challengeable rate to the customer’s preferred interchange location.29

Importantly, CP’s proposed competitive enhancements would be neither disruptive nor costly. Rather, they would heighten competition which, according to Congress and the STB, is a virtue. A principal objective of the national rail policy states that it is the U.S. government’s policy “to allow to the maximum extent possible, competition and the demand for services to establish reasonable rates for transportation by rail.”30 The STB review of the transaction is governed by that policy.31

Moreover, an efficient carrier, as CP+NS would be, would have nothing to fear from competition. CP and CN are subject to forced inter-switching in Canada, and yet, they are the two most efficient carriers in the industry today, demonstrating that a low-cost, service-focused carrier can increase revenues, operate efficiently, and reinvest in infrastructure in a competitive environment.

The STB may not take the full statutory time period to review the merger

In setting the procedural schedule for merger review, the STB seeks to provide sufficient time “to produce a complete, thorough decision, to which all parties have had an adequate opportunity to contribute, as expeditiously as possible.”32 So, while the law allows a generous maximum of 16 months from the filing and acceptance of the application to a decision, the STB has consistently processed major merger reviews in a shorter period of time.33 CN/IC and BN/SF were each approved 10 months from the filing of the respective primary applications. Even the Conrail/CSX/NS review, which involved a fundamental restructuring of rail competition east of the Mississippi, was decided in 395 days. The STB’s policy or rationale towards processing merger applications expeditiously has not changed in the interim. Accordingly, we think it possible that the STB would seek to resolve a CP+NS application in fewer than the statutory maximum 16 months from filing of the primary application.

[29]	The proposals are consistent with the type of competitive enhancements that the STB has found would offset “merger-related harms that cannot be directly or effectively mitigated.” Merger Rules Decision at 10.
[30]	49 USC § 10101(1).
[31]	See 49 CFR § 1180.1(b).
[32]	BN/SF, Finance Docket No. 32549, Decision No. 4 at *2 (Oct. 5, 1994) (emphasis added).
[33]	Id. (“Since the enactment of the maximum statutory time periods nearly 20 years ago, we have repeatedly demonstrated that proceedings such this one can be completed much more promptly”).

In reaching this conclusion, we are mindful of the fact that this would be the first “major” transaction reviewed since 1999 and the first under the new merger rules. Nevertheless, we do not believe that the STB would want to or need to use the statutory maximums. We are also aware that some believe that the STB lacks staff resources and merger experience necessary to expedite consideration. The STB staff, however, is capable, experienced in reviewing and analyzing mergers and related issues, and has a slightly higher headcount than when it reviewed the Conrail/CSX/NS and CN-IC transactions.34 Lastly, we are aware that the environmental review process in a merger can be lengthy, and can delay a final STB decision. However, we are aware of no reasonable basis at this time on which to expect a lengthy environmental review.

4. Potential conditions would not be onerous

The proposed competitive enhancements obviate the need for any service conditions. As to employee protection,35 since CP anticipates that headcount reductions attributable to the transaction would be achieved through attrition, CP+NS would not incur significant costs under the STB’s standard employee protective conditions that Mulvey and Nottingham acknowledge would apply.

We do not agree with Mulvey and Nottingham’s speculation that imposition of onerous environmental conditions is likely. Mulvey and Nottingham cite the heavily conditioned CN-EJ&E merger experience.36 However, that merger involved a very different transaction and circumstance. The EJ&E was a small railroad with pre-existing environmental problems such as blocked crossings, train noise and safety risks. CN’s acquisition and plans to integrate it into “the very heart of the [CN] system,” changed “the character” of the line and would have significantly exacerbated these pre-existing problems.37 By contrast, CP+NS are both Class I carriers and the merger would not change the character of their rail lines. Accordingly, speculation that onerous conditions would be imposed is unfounded.

Moreover, this is an environmentally friendly merger that should result in capacity improvements through efficiencies rather than construction. More efficient operations including new single line service will reduce fuel consumption. More competitive service will take trucks off highways, reducing congestion. That said, CP expects that environmental conditions, as well as other conditions, will either be mandated or agreed to voluntarily as in past transactions, but we do not expect those conditions to materially impair the transaction’s value.

[34]	Compare “STB FY 1998/1999/2000/2001 Report” at Appendix B (Sept. 20, 2002)(131 Average FTE in 1999) with “STB FY 2013 Report at Appendix B (June 2, 2015)(136 Average FTE in 2013).
[35]	We anticipate that the Board would impose the New York Dock employee protective conditions in this transaction.
[36]	Canadian Nat’l Ry. – Control – EJ&E W. Co., STB Finance Docket No. 35087 (served Dec. 24, 2008).
[37]	Id., slip op. at 46.

If the STB were to impose onerous conditions, CP can opt not to consummate the transaction and to divest CP or NS. In that scenario, because of the value added improvements made to NS during regulatory review, CP, NS, shareholders and shippers will still be better off than under NS’s standalone plan.

About Canadian Pacific

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